Notice of Change of Auditor
Pursuant to NI 51-102 (Part 4.11)

To: **Ontario Securities Commission**
British Columbia Securities Commission
Alberta Securities Commission

And to: **Collins Barrow Toronto LLP**
Moss Adams LLP

Re: **Notice of Change of Auditor**

TAKE NOTICE THAT:

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, Sphere 3D Corporation (the "Company") advises that effective January 30, 2015 (the "Effective Date"), Collins Barrow Toronto LLP (the "Former Auditors") have resigned as the auditors of the Company and that Moss Adams LLP (the "Successor Auditors") have been appointed as the Company's auditors in their place.

The resignation of the Former Auditors and the appointment of the Successor Auditors was approved by the Company's audit committee and Board of Directors.

There have been no reservations in the Former Auditor's reports in connection with the audits of the two most recently completed fiscal years.

There are no reportable events, including disagreements, consultations or unresolved issues, as such terms are defined in National Instrument 51-102.

Dated this 30th day of January, 2015.

Sphere 3D Corporation

Kurt Kalbfleisch
CFO